Exhibit 99.1

Enlivex Receives Authorizations from French and Belgian Regulatory Agencies To Expand Its Phase II Sepsis Clinical Trial Into France and Belgium

Nes-Ziona, Israel, January 4, 2023 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) and the Belgian Federal Agency for Medicines and Health Products (FAMHP) have cleared the amended protocol of the Company’s Phase II trial evaluating Allocetra™ in patients with sepsis. The approved protocol, which previously received clearances in Israel, Greece and Spain, enables the treatment of newly recruited patients with a frozen Allocetra™ formulation, as well as an expansion of the study’s target population, which was originally limited to patients with pneumonia-associated sepsis, to include patients whose septic condition stems from biliary, urinary tract or abdominal infections.

The Phase II trial is expected to include 80 to 160 patients across four cohorts, receiving varying doses of either AllocetraTM or a placebo, all in addition to standard-of-care therapy. The trial's two primary endpoints are safety (number and severity of adverse events and severe adverse events) and efficacy (change from baseline in sequential organ failure (SOFA) score) assessments throughout a 28-day follow-up period. The trial is supported by previously reported positive results from a Phase Ib investigator-initiated trial that showed vastly improved clinical outcomes, including SOFA scores, duration of hospitalization, and mortality, in AllocetraTM-treated sepsis patients, as compared to a group of matched historical controls who received standard-of-care therapy.

Oren Hershkovitz, Ph.D., CEO of Enlivex, commented, “Expanding the study to France and Belgium with frozen formulation AllocetraTM is an important step in the execution of our ongoing Phase II sepsis trial. We also believe that this is a notable regulatory achievement that provides additional validation for our amended study design and AllocetraTM frozen formulation.”

ABOUT THE PHASE II SEPSIS TRIAL

Enlivex’s Phase II sepsis trial is a placebo-controlled, randomized, dose-finding, multi-center study that is currently enrolling patients across four cohorts. Patients enrolled in the study receive varying doses of Allocetra™ or placebo, all in addition to standard-of-care therapy. The trial's two primary endpoints are safety (number and severity of adverse events and severe adverse events) and efficacy (change from baseline in SOFA score), which will be assessed throughout a 28-day follow-up period. Additionally, the trial's secondary endpoint is 28-day all-cause mortality among other important secondary endpoints.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as "expects," "plans," "projects," "will," "may," "anticipates," "believes," "should," "would", "could," "intends," "estimates," "suggests," "has the potential to" and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward- looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex's business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex's filings with the Securities and Exchange Commission, including in the Company's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger,

CFO Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com